FOURTH AMENDING AGREEMENT

THIS AGREEMENT is made effective as of September 27, 2023

BETWEEN:

HAMMERHEAD RESOURCES ULC, an unlimited liability corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

CANADIAN IMPERIAL BANK OF COMMERCE, ROYAL BANK OF CANADA, ATB FINANCIAL, BANK OF MONTREAL, CANADIAN WESTERN BANK AND BUSINESS DEVELOPMENT BANK OF CANADA (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),

OF THE SECOND PART,

- and -

CANADIAN IMPERIAL BANK OF COMMERCE, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS Bank of Montreal (the "New Lender") has agreed to provide a Syndicated Facility Commitment and to become a Lender in accordance with the terms of the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1. Interpretation

1.1 In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.

"Credit Agreement" means the fourth amended and restated credit agreement made as of June 9, 2022 between the Borrower (as amalgamation successor of Hammerhead Resources Inc.), the Lenders (originally excluding, for certainty, Royal Bank of Canada and Bank of Montreal and originally including, for certainty, National Bank of Canada) and the Agent, as amended by a first amending agreement made effective as of September 14, 2022, a consent and second amending agreement made effective as of December 15, 2022, a third amending agreement made effective as of May 30, 2023 and as otherwise amended, supplemented or otherwise modified prior to the effectiveness of this Agreement.

"Initial Amendments" means the amendments and supplements contained in Sections 2.1 through to and including Section 2.5 herein.

"Springing Amendments" means the amendments and supplements contained in Sections 2.6 through to and including Section 2.11 herein.

1.2 Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.

1.3 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement.  The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5 The following Exhibit is annexed hereto and is incorporated by reference and deemed to be part hereof:

Exhibit 1 - Lenders and Commitments.

2. Amendments and Supplements

2.1 Redetermination of the Borrowing Base.  The Lenders hereby confirm and agree that as of the date hereof the Borrowing Base has been determined to be Cdn.$450,000,000 and that the foregoing shall constitute the November 30, 2023 Borrowing Base redetermination for the purposes of Section 2.23(2)(a) of the Credit Agreement.

2.2 Increase to Syndicated Facility.

(a) The definition of "Syndicated Facility" contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following is hereby substituted therefor:

""Syndicated Facility" means the credit facility in the maximum principal amount of Cdn. $430,000,000 or the Equivalent Amount thereof in United States Dollars to be made available to the Borrower by the Lenders in accordance with the provisions hereof, subject to any reduction in accordance with the provisions hereof."

(b) The cover page of the Credit Agreement is hereby amended by deleting "CDN.$350,000,000 CREDIT FACILITIES" therein and substituting "CDN.$450,000,000 CREDIT FACILITIES" therefor.

(c) The parties hereto hereby confirm and agree that the maximum principal amount of the Syndicated Facility is hereby increased from Cdn.$330,000,000 to Cdn.$430,000,000.

2.3 New Schedule A; Revised Commitments. Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit 1 attached hereto to, inter alia, provide that the Operating Facility Commitment and the Syndicated Facility Commitment of each Lender shall be the amount set forth opposite its name on such new Schedule A.

2.4 Addition of New Lender.

(a) Addition of New Lender.  The parties hereto hereby confirm and agree that, from and after the date hereof, the New Lender shall be a Lender for all purposes of the Credit Agreement and the other Documents having the Commitment set forth opposite its name on Exhibit 1 attached hereto and all references herein or therein to "Lenders" or a "Lender" shall be deemed to include the New Lender.

(b) Novation of New Lender.  The New Lender hereby agrees that it will be bound by the Credit Agreement and the other Documents as a Lender to the extent of its Commitment as fully as if it had been an original party to the Credit Agreement.

(c) The Agent.  Without in any way limiting the other provisions hereof, the New Lender irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

(d) Independent Credit Decision.  The New Lender acknowledges to the Agent that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and the other Documents and all other matters incidental to the Credit Agreement and the other Documents.  The New Lender confirms with the Agent that it does not rely, and it will not hereafter rely, on the Agent:

(i) to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower, its Subsidiaries or any other person under or in connection with the Credit Agreement and the other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to it by the Agent); or

(ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.

The New Lender acknowledges to the Agent that a copy of the Credit Agreement (including a copy of the schedules annexed thereto) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby.  The New Lender acknowledges to the Agent that it is satisfied with the form and substance of the Credit Agreement (as amended and supplemented hereby) and the other Documents.

(e) Consent of the Agent.  The Agent hereby consents to the addition and novation of the New Lender into the Credit Agreement as a Lender and agrees to recognize the New Lender as a Lender under the Credit Agreement as fully as if the New Lender had been an original party to the Credit Agreement.

2.5 Increase to EDC Guaranteed LC Facility. The definition of "EDC Guaranteed LC Facility" contained in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to "Cdn.$20,000,000" in subparagraph (a) thereof and substituting "Cdn.$25,000,000" therefor.

2.6 Deletion of Certain Defined Terms.  Section 1.1 of the Credit Agreement is hereby amended by deleting the following definitions in their entirety: "2017 A&R Indenture", "2017 Original Indenture", "2024 Unsecured Note Documentation", "2024 Unsecured Notes", "Permitted Refinancing Debt", "Unsecured Note Documentation" and "Unsecured Notes".

2.7 Insertion of New Defined Terms.  Section 1.1 of the Credit Agreement is hereby amended by inserting the following new definitions in their appropriate alphabetical order:

""Junior Debt Creditors" means, collectively, the lenders (including holders of any bonds, debentures, notes or other evidence of indebtedness under any Junior Debt Financing Agreement), and any administrative or collateral agents or trustees from time to time under any Junior Debt Financing Agreement.

"Junior Debt Financing Agreement" means any credit agreement, indenture or other principal financing document by and between the Borrower and the Junior Debt Creditors or any administrative or collateral agent or trustee in respect of Permitted Junior Debt, governing the terms and conditions of Permitted Junior Debt as such agreement, indenture or other document may be amended, restated, supplemented or replaced from time to time as permitted hereunder and, if applicable, under a Second Lien Intercreditor Agreement.

"Permitted Junior Debt" means all Debt created, incurred or issued by the Borrower and which is owing to the Junior Debt Creditors pursuant to the terms of a Junior Debt Financing Agreement, which Debt complies with all of the following criteria:

(a) the aggregate principal amount of all Permitted Junior Debt shall not exceed Cdn.$300,000,000 (or the Equivalent Amount thereof in United States Dollars or the Equivalent Amount thereof in any other currency) (to be determined using the exchange rate in effect on the date of incurrence of such Debt) as determined at the time any such Permitted Junior Debt is incurred;

(b) such Debt shall either be unsecured or secured by Security Interests ranking as a second lien behind the Security Interests created by the Security; provided that, such second lien Security Interests are subject to a Second Lien Intercreditor Agreement;

(c) such Debt shall have an initial term and final maturity in respect of repayment of principal later than 180 days after the end of the then current earliest Maturity Date in effect at the time such Permitted Junior Debt is created, incurred, assumed or guaranteed;

(d) the interest rate applicable to such Debt shall not exceed 12% per annum;

(e) no scheduled cash principal payments thereunder prior to the then latest Maturity Date in effect at the time such Permitted Junior Debt is created, incurred, assumed or guaranteed;

(f) no Default, Event of Default or Borrowing Base Shortfall is continuing at the time of creation, incurrence or issuance of such Debt or would exist immediately thereafter;

(g) other than at maturity, no mandatory redemption, amortization, purchase for cancellation or other repayment thereof (including any defeasance) in a circumstance when the Borrower is not also required to repay all Secured Obligations prior thereto;

(h) no cross-default to other Debt (as opposed to a cross-acceleration thereto or a payment default on maturity) or any maintenance financial tests (as opposed to an incurrence test); and

(i) the material covenants, events of default or other terms of such Debt (taken as a whole) are no more restrictive on the Borrower and its Subsidiaries, in the aggregate, than the conditions, covenants, events of default and other terms of this Agreement.

"Second Lien Intercreditor Agreement" means an intercreditor agreement to be entered into among the Borrower, the Guarantors, the holders of Permitted Junior Debt (or their representative(s)), and the Agent on behalf of itself, the Lenders, the Cash Managers and the Hedging Affiliates, as such intercreditor agreement may be amended, restated, supplemented or replaced from time to time in accordance with its terms, which intercreditor agreement shall be on customary terms for the "high yield" market and otherwise in form and substance satisfactory to the Agent and all of the Lenders (each acting reasonably)."

2.8 Amendments to Certain Defined Terms.

(a) The definition of "Permitted Junior Debt Repayment" contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following new definition is substituted therefor:

""Permitted Junior Debt Repayment" means any repayment, repurchase, redemption or other retirement (or any combination thereof) of principal amounts in respect of Permitted Junior Debt (each, a "Junior Debt Repayment"); provided that:

(a) the Borrower shall have delivered a Pricing and Availability Forecast covering the period in which such Junior Debt Repayment is to be made, pursuant to Section 10.1(e)(iv.2);

(b) as at the immediately preceding Quarter End for which a Compliance Certificate has been delivered by the Borrower, the Forecasted First Lien Debt to EBITDA Ratio and the First Lien Debt to EBITDA Ratio shall each have been less than or equal to 1.5:1.0, on a pro forma basis giving effect to such repayment, repurchase, redemption or other retirement;

(c) as at the immediately preceding Quarter End for which a Compliance Certificate has been delivered by the Borrower, the Borrower shall have had undrawn availability and Forecasted Undrawn Availability under the Credit Facilities, in each case, of not less than 20% of the aggregate Commitments of all Lenders, on a pro forma basis giving effect to such repayment, repurchase, redemption or other retirement; and

(d) no Borrowing Base Shortfall, Default or Event of Default exists or is expected to result therefrom,

and at least 5 Banking Days prior to giving effect to such repayment, repurchase, redemption or retirement, the Borrower has delivered an Officer's Certificate to the Agent attaching any amendments or supplements to any applicable Junior Debt Financing Agreement permitted by Section 10.2(n)."

(b) The definition of "Operating Facility Maturity Date" contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following new definition is substituted therefor:

""Operating Facility Maturity Date" means May 31, 2025."

(c) The definition of "Syndicated Facility Maturity Date" contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and the following new definition is substituted therefor:

""Syndicated Facility Maturity Date" means May 31, 2025."

(d) The definition of "Applicable Pricing Rate" contained in Section 1.1 of the Credit Agreement is hereby amended by deleting subparagraph (g) thereof and substituting a new subparagraph (g) therefor, as follows:

"(g) from and after the date which is 365 days prior to the maturity date of any outstanding Permitted Junior Debt, the determination of the Applicable Pricing Rate pursuant to the column entitled "First Lien Debt to EBITDA Ratio" above shall automatically be deemed to be determined by the then applicable Debt to EBITDA Ratio (that is, for certainty, from and after such date, the first paragraph of this definition shall be replaced with the following, "regarding any Loan or the standby fees payable in accordance with Section 5.6, means, when the Debt to EBITDA Ratio (calculated as at the Quarter End for the most recently completed calendar quarter and for the 12 months ended on such date) is one of the following, the percentage rate per annum set forth opposite the Debt to EBITDA Ratio in the column applicable to the type of Loan in question or such standby fee:"); and".

(e) The definition of "Permitted Debt" contained in Section 1.1 of the Credit Agreement is hereby amended by deleting subparagraph (g) thereof and substituting a new subparagraph (g) therefor, as follows:

"(g) any Permitted Junior Debt; and".

(f) The definition of "Permitted Distribution" contained in Section 1.1 of the Credit Agreement is hereby amended by deleting subparagraph (b) thereof and substituting a new subparagraph (b) therefor, as follows:

"(b) Distributions directly or indirectly to a Related Party in respect of obligations under Permitted Junior Debt and a Junior Debt Financing Agreement to the extent (x) such obligations relate to outstanding Permitted Junior Debt held by such Related Party, and (y) any Distribution in respect of the preceding clause (x) is otherwise permitted under Section 10.2(l); or".

(g) The definition of "Permitted Encumbrances" contained in Section 1.1 of the Credit Agreement is hereby amended by:

(i) deleting the "and" at the end of subparagraph (w) thereof;

(ii) deleting the reference to "(w)" in subparagraph (x) thereof and substituting "(x)" therefor; and

(iii) adding a new subparagraph (x) immediately following the existing subparagraph (w) thereof, as follows:

"(x)  Security Interests in favour of Junior Debt Creditors arising pursuant to Permitted Junior Debt and which is subject to a Second Lien Intercreditor Agreement; and".

(h) The definition of "Permitted Hedging" contained in Section 1.1 of the Credit Agreement is hereby amended by deleting subparagraph (d)(i) thereof and substituting a new subparagraph (d)(i) thereof, as follows:

"(i) Currency Hedging Agreements in excess of 50% of U.S.$ forecasted revenues of the Borrower and its Subsidiaries as provided in a forecast provided by the Borrower to the Agent and Lenders in form and substance satisfactory to the Agent and Lenders, acting reasonably; provided, however, that, notwithstanding the foregoing limitations and restrictions in this definition of "Permitted Hedging", the Borrower may enter into Currency Hedging Agreements in respect of the principal and interest payable under, pursuant or relating to Permitted Junior Debt, including, for certainty, Currency Hedging Agreements having a scheduled settlement date up to and including the maturity date of such Permitted Junior Debt;".

2.9 Amendments to Affirmative Covenants.  Section 10.1 of the Credit Agreement is hereby amended by:

(a) deleting the ";" at the end of subparagraph (e)(x) thereof and substituting "; and" therefor;

(b) deleting subparagrah (e)(xi); and

(c) adding a new subparagraph (bb) immediately following the existing subparagraph (aa) thereof as follows:

"(bb) Notice of Permitted Junior Debt

The Borrower shall promptly provide to the Agent:

(i) not less than 10 Banking Days' prior written notice of its intention to incur Permitted Junior Debt, together with a copy of the proposed Junior Debt Financing Agreement;

(ii) not less than 10 Banking Days' prior written notice of any proposed alteration, amendment, modification or supplement to, or restatement of, any Junior Debt Financing Agreement (or any waiver or consent to like effect), which notice shall include a copy of such proposed alteration, amendment, modification, supplement, restatement, waiver or consent;

(iii) promptly after the receipt thereof, furnish to the Agent a true and complete copy of any consent or waiver provided to the Borrower or any Subsidiary pursuant to or in connection with any Junior Debt Financing Agreement; and

(iv) as soon as reasonably practicable, and in any event no later than 3 Banking Days after becoming aware of any default, event of default or similar event or circumstance under any Junior Debt Financing Agreement, an Officer's Certificate describing in detail such default, event of default or similar event or circumstance and specifying the steps, if any, being taken to cure or remedy the same."

2.10 Amendments to Negative Covenants.  Section 10.2 of the Credit Agreement is hereby amended by:

(a) deleting subparagraph (l) in its entirety and substituting the following new subparagraph therefor:

"(l) Payments Under any Permitted Junior Debt

Other than Permitted Junior Debt Repayments, the Borrower shall not, and shall not permit any Subsidiary to:

(i) make any payments of the principal amount of any Debt owing under any Junior Debt Financing Agreement or any refinancing thereof with proceeds of a Drawdown under the Credit Facilities; or

(ii) pay, repay, redeem, purchase, defease, discharge or cancel any Permitted Junior Debt other than with the proceeds of equity issuances of the Borrower; provided that no Default or Event of Default has occurred and is continuing at the time of such payment, repayment, redemption, purchase, defeasance, discharge or cancellation or would exist immediately thereafter."

(b) deleting subparagraph (n) thereof in its entirety and substituting the following new subparagraph (n) therefor:

"(n) Limit on Amendments to Terms of Permitted Junior Debt

The Borrower shall not, and shall not permit its Subsidiaries to alter, amend, supplement or modify any Junior Debt Financing Agreement (or provide any waiver or consent to like effect), except to the extent that such alteration, amendment, supplement, modification (or the provision of any consent or waiver) would not, and would not reasonably be expected to, be material and adverse to the interests or rights of the Lenders (and, in the case of  a Junior Debt Financing Agreement, it shall be deemed to be material and adverse to the interests of the Lenders if the effect of any such alteration, amendment, supplement, modification (or the provision of any consent or waiver) would be to cause any of the criteria set forth in subparagraphs (a) through (i), inclusive, of the definition of "Permitted Junior Debt" to no longer be satisfied)."

(c) deleting subparagraph (o) thereof in its entirety and substituting the following new subparagraph (o) therefor:

"(o) [Reserved]".

2.11 Amendments to Events of Default.  Section 12.1 of the Credit Agreement is hereby amended by deleting subparagraph (o) thereof in its entirety and substituting the following new subparagraph (o) therefor:

"(o) Event Cross Default - Permitted Junior Debt: (i) if the Borrower or any of its Subsidiaries (or any combination thereof) defaults in the payment when due (whether at maturity, upon acceleration, or otherwise) of Debt owing under any Permitted Junior Debt and such breach or default is in the aggregate in excess of the Threshold Amount or (ii) if a default, event of default or other similar condition or event (however described) in respect of the Borrower or any of its Subsidiaries (or any combination thereof, without duplication) occurs or exists under any Permitted Junior Debt and such breach, default or event of default is not remedied within any applicable cure period provided for therein;"

3. Funding of Loans to Reflect Revised Commitments

In order to give effect to the new and revised Commitments contemplated hereby, upon, and with effect from, the satisfaction of the conditions precedent set forth in Section 6, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the increase in the Syndicated Facility and the new and revised Commitments and to ensure that the aggregate Obligations owing to each Lender under each Credit Facility are outstanding in proportion to each Lender's Rateable Portion of all outstanding Obligations under each such Credit Facility after giving effect to such new and revised Commitments.

4. Representations and Warranties

The Borrower hereby represents and warrants to the Agent and to each Lender, and the Borrower acknowledges and confirms that the Agent and each Lender are relying upon such representations and warranties, as follows:

(a) Capacity, Power and Authority

It is duly amalgamated and is validly subsisting under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property.

(b) Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c) Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of the charter or constating documents or by-laws of, or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any material agreement, lease, license, permit or other instrument to which the Borrower is a party or is otherwise bound or by which the Borrower benefits or to which its property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d) No Default

No Default or Event of Default has occurred or is continuing or will occur immediately after giving effect to the amendments and supplements to the Credit Agreement contemplated hereby and the other provisions of this Agreement.

(e) Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Article 9 of the Credit Agreement, as amended by this Agreement is true and accurate in all respects as of the date hereof except those made as of a specified date.

The representations and warranties set out herein shall survive the execution and delivery of this Agreement and the making of each Drawdown under the Credit Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5. Fees

5.1 Fee Payable in Respect of New Lender.  The Borrower hereby agrees to pay to the Agent, for the New Lender, a fee in Canadian Dollars in an amount equal to [redacted] per annum of the New Lender's aggregate Commitments under the Credit Facilities after giving effect hereto.

5.2 Fee Payable in Respect of Increase in Commitments.  The Borrower hereby agrees to pay to the Agent, for each Lender (other than, for certainty, the New Lender) which will have increased its aggregate Commitments under the Credit Facilities (after giving effect hereto) from such aggregate Commitments as in effect under the Credit Agreement immediately prior to the date hereof, a fee in Canadian Dollars in an amount equal to [redacted] per annum of such increased amount of each such Lender's aggregate Commitments under the Credit Facilities after giving effect hereto.

6. Conditions Precedent

6.1 Conditions Precedent to Initial Amendments. The Initial Amendments shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a) the Borrower shall have paid to the Agent, for each Lender (as applicable), the fees required to be paid pursuant to Section 5 hereof;

(b) receipt by the Agent of a fully executed copy of this Agreement;

(c) the Borrower shall have delivered to the Agent a current certificate of status in respect of its jurisdiction of formation, certified copies of its constating documents, by-laws and other governing or organizational documents (or, as applicable, a certification that there have been no changes thereto since the applicable date of a prior Officer's Certificate provided by the Borrower certifying the same to the Agent and the Lenders) and the resolutions authorizing this Agreement and the transactions hereunder and an Officer's Certificate as to the incumbency of the officer or officers thereof signing this Agreement;

(d) each of the representations and warranties set forth in Section 9.1 of the Credit Agreement (other than those expressed to be given as of a specific date) shall be true and accurate in all respects, in each case, as of the date hereof;

(e) the Agent and the Lenders shall have received a legal opinion from legal counsel to the Borrower, which shall be in form and substance satisfactory to the Agent and the Lenders' Counsel, each acting reasonably; and

(f) no Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated by Section 2 of this Agreement, and the Borrower shall have delivered to the Agent and the Lenders an Officer's Certificate certifying same.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6.2 Condition Precedent to Springing Amendments. The Springing Amendments shall be effective upon, and shall be subject to, the satisfaction of the following condition precedent:

(a) the Borrower shall have (i) fully repaid or redeemed, and cancelled in full, all obligations, liabilities and indebtedness outstanding under any Unsecured Notes (as defined in the Credit Agreement) and obtained a release and discharge in respect of all Unsecured Notes Documentation (as defined in the Credit Agreement), and (ii) complied with all applicable requirements in the Credit Agreement in respect of the aforementioned repayment/redemption (including, for certainty, making the requisite certifications in an Officer's Certificate, as required pursuant to the definition of "Permitted Junior Debt Repayment" (as defined in the Credit Agreement)), satisfactory to the Agent, acting reasonably.

The foregoing condition precedent is inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

7. Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 6 hereof.

8. Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9. Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10. Counterparts

This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words "execution", "execute", "signed", "signature", and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada.  The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

HAMMERHEAD RESOURCES ULC

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement (Hammerhead Resources ULC)

LENDERS:

CANADIAN IMPERIAL BANK OF COMMERCE

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement (Hammerhead Resources ULC)

ROYAL BANK OF CANADA

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement (Hammerhead Resources ULC)

ATB FINANCIAL

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement (Hammerhead Resources ULC)

BANK OF MONTREAL

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Fourth Amending Agreement (Hammerhead Resources ULC)

CANADIAN WESTERN BANK

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement (Hammerhead Resources ULC)

BUSINESS DEVELOPMENT BANK OF CANADA

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement (Hammerhead Resources ULC)

AGENT:

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Agent

By:	("Signed")
Name:
Title:

Signature Page to the Fourth Amending Agreement (Hammerhead Resources ULC)

EXHIBIT 1 TO THE FOURTH AMENDING AGREEMENT MADE AS OF SEPTEMBER 27, 2023

SCHEDULE A

LENDERS AND COMMITMENTS

Lender	Syndicated Facility Commitment	Operating Facility Commitment	Total
Canadian Imperial Bank of Commerce	[redacted]	Cdn.$20,000,000.00	[redacted]
Royal Bank of Canada	[redacted]	-	[redacted]
ATB Financial	[redacted]	-	[redacted]
Bank of Montreal	[redacted]		[redacted]
Canadian Western Bank	[redacted]	-	[redacted]
Business Development Bank of Canada	[redacted]	-	[redacted]
	Cdn.$430,000,000.00	Cdn.$20,000,000.00	Cdn.$450,000,000.00